Exhibit 99.36

Notice to ASX/LSE

Rio Tinto prices its EUR cash tender offer

28 March 2018

Rio Tinto has today priced its EUR cash tender offer under its plan announced on 20 March 2018 to reduce gross debt.

On 20 March 2018, Rio Tinto Finance plc (the “Company”) made an invitation to holders of its €750,000,000 2.000 per cent. Instruments due 11 May 2020 (the “2020 Notes”) and its €500,000,000 2.875 per cent. Instruments due 11 December 2024 (the “2024 Notes” and together with the 2020 Notes, the “Notes”), each guaranteed by Rio Tinto plc and Rio Tinto Limited, to offer to sell up to approximately $850 million equivalent in aggregate principal amount of such Notes for cash (the “Tender Offer”).

The terms and conditions of the Tender Offer are described in the tender offer memorandum dated 20 March 2018 (the “Tender Offer Memorandum”). Capitalised terms not otherwise defined in this announcement have the same meaning as assigned to them in the Tender Offer Memorandum.

The Company has accepted for purchase €431,640,000 in aggregate principal amount of Notes in accordance with the terms and conditions of the Tender Offer Memorandum.

The Company has accepted for purchase all 2020 Notes and all 2024 Notes validly tendered.

The Tender Offer Price payable in connection with the Tender Offer has been set at €1,046.74 for the 2020 Notes and €1,152.03 for the 2024 Notes, in each case per €1,000 principal amount of Notes, and in each case payable on the Settlement Date together with Accrued Interest.

The following table sets out certain information in connection with the Tender Offer:

Title of Notes	€750,000,000 2.000 per cent. Instruments due 11 May 2020 (XS0863129135)	€500,000,000 2.875 per cent. Instruments due 11 December 2024 (XS0863127279)
Issuer and Offeror	Rio Tinto Finance plc	Rio Tinto Finance plc
Priority Level	1	2
Tender Pro-Rating Factor	N/A	N/A
Aggregate Principal Amount accepted for purchase	€348,340,000	€83,300,000
2020 Notes Offer Yield	-0.2 per cent	N/A
Offer Spread	N/A	-5 bps
Reference Benchmark	N/A	2024 Notes Interpolated Mid-Swap Rate
2024 Notes Interpolated Mid-Swap	N/A	0.608%
2024 Notes Offer Yield	N/A	0.558%
Tender Offer Price (1)	€1,046.74	€1,152.03
Accrued Interest (1)	€17.6438	€8.5068
Aggregate Principal Amount of Notes Outstanding after the Settlement Date	€401,660,000	€416,700,000
FX Rate	EUR 1=USD 1.24050	EUR 1=USD 1.24050

Notes:
(1) Per €1,000 principal amount of Notes validly tendered and accepted for purchase.

As announced on 20 March 2018, Rio Tinto has also issued redemption notices for approximately $1.4 billion of four series of its US dollar-denominated notes maturing in 2021 and 2022. The redemption date will be 19 April 2018. The redemption along with the Tender Offer will bring the total amount of notes repurchased and redeemed by members of the Rio Tinto group in April 2018 to $1.94 billion equivalent.

The Dealer Managers for the Tender Offer are Deutsche Bank AG, London Branch, HSBC Bank plc and Société Générale.

Questions regarding the offers may be directed to:

Deutsche Bank AG, London Branch London: +44 20 7545 8011	HSBC Bank plc London: +44 20 7992 6237	Société Générale Paris: +33 142 13 32 40

Questions regarding the Tender Offer may also be directed to the Tender Agent, Lucid Issuer Services Limited at +44 20 7704 0880 or at riotinto@lucid-is.com

Contacts

media.enquiries@riotinto.com

riotinto.com

Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

OFFER AND DISTRIBUTION RESTRICTIONS

The distribution of this notice in certain jurisdictions may be restricted by law. Persons into whose possession this notice or the Tender Offer Memorandum comes are required by each of the Company, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions. Please also see the Tender Offer Memorandum for a fuller description of such restrictions.